UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013 FROM APRIL 1, 2013 TO JUNE 30, 2013 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

NEWS RELEASE

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2013

FROM APRIL 1, 2013 TO JUNE 30, 2013

CONSOLIDATED

Released on July 23, 2013

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): August 12, 2013

1. Selected Consolidated Financial Performance Information for the Three Months Ended June 30, 2013 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2013	2012
Net sales	¥211,276	¥179,021
Ratio of change from the same period of previous fiscal year	18.0%	1.4%
Operating income	18,080	22,183
Ratio of change from the same period of previous fiscal year	(18.5)%	11.8%
Income before income taxes	17,399	18,334
Ratio of change from the same period of previous fiscal year	(5.1)%	0.4%
Net income attributable to Nidec Corporation	13,359	13,282
Ratio of change from the same period of previous fiscal year	0.6%	8.8%
Net income attributable to Nidec Corporation per share-basic	¥99.56	¥97.99
Net income attributable to Nidec Corporation per share-diluted	¥92.93	¥91.53

Note:

Comprehensive income (loss) attributable to Nidec Corporation:

¥33,264 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2013

¥1,067 million of comprehensive loss attributable to Nidec Corporation for the three months ended June 30, 2012

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	June 30, 2013	March 31, 2013
Total assets	¥1,065,922	¥1,004,852
Total equity	479,381	453,467
Nidec Corporation shareholders’ equity	440,791	415,502
Nidec Corporation shareholders’ equity to total assets	41.4%	41.3%
Nidec Corporation shareholders’ equity per share	¥3,285.06	¥3,085.07

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2014 (target)	Year ended March 31, 2013 (actual)
Interim dividend per share	¥40.00	¥45.00
Year-end dividend per share	45.00	40.00
Annual dividend per share	¥85.00	¥85.00

Note:

Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2014)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2013	Year ending March 31, 2014
Net sales	¥400,000	¥820,000
Operating income	35,000	75,000
Income before income taxes	34,000	73,000
Net income attributable to Nidec Corporation	24,500	53,500
Net income attributable to Nidec Corporation per share-basic	¥182.59	¥398.72

Note:

Revision of previously announced financial performance forecast during this reporting period: Yes

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 18 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 18 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at June 30, 2013

145,075,080 shares at March 31, 2013

2. Number of treasury stock at the end of each period:

10,894,477 shares at June 30, 2013

10,393,522 shares at March 31, 2013

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

134,180,957 shares for the three months ended June 30, 2013

135,541,409 shares for the three months ended June 30, 2012

Investor presentation materials relating to our financial results for the three months ended June 30, 2013, are expected to be published on our corporate website on July 23, 2013.

Our consolidated operating results for the three months ended June 30, 2012 have been retroactively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec ASI S.p.A. and Nidec Minster Corporation.  We completed our valuation of such assets and liabilities during the three months ended March 31, 2013.

In addition, we made modifications to our product categories during the fiscal year ended March 31, 2013.  To enable comparisons between periods, previously reported amounts have been reclassified.  For further information on the modifications to our product categories, see our annual report on Form 20-F for the fiscal year ended March 31, 2013, filed with the U.S. Securities and Exchange Commission on July 19, 2013.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Three Months Ended June 30, 2013

The global economic conditions have generally remained uncertain through the beginning of the fiscal year ending March 31, 2014, despite increasing expectations for recovery.  Although signs of improvement continued to emerge in the United States, resulting in discussions on possible steps to end the current monetary policy, the economic growth in China and other emerging countries has slowed.  Nevertheless, expectations for economic growth in such emerging countries remain strong.  In Europe, the economic stagnation following the recent credit crisis and the fiscal austerity measures is expected to continue for an extended period.  In Japan, while expectations for the government’s measures rapidly grew, the general perception of Japan’s economic recovery has not improved significantly.

In such business environment, our consolidated net sales for the quarter ended June 30, 2013 exceeded ¥200 billion, recording a 14% increase quarter on quarter and the largest quarterly net sales in our history.  This was primarily attributable to the contributions of the six overseas companies that we acquired in the fiscal year ended March 31, 2013 and our efforts to modify and expand our business portfolio under our renewed growth strategy.  As a result of the increase in net sales and the measures that we implemented to streamline our business structure in the latter half of the fiscal year ended March 31, 2013, operating profits also improved more than expected at the beginning of the fiscal year ending March 31, 2014.  Net income for the quarter ended June 30, 2013 improved year over year after our net income declined for the two previous quarters on a year over year basis.  In particular, operating income from automotive products and appliance, commercial and industrial products was ¥4.5 billion for the three months ended June 30, 2013.  These products constitute the two key growth businesses that are expected to contribute to our strategy to achieve growth while ensuring profits.  With the current target operating income from these two key businesses of ¥20.0 billion for the fiscal year ending March 31, 2014, we expect the key growth businesses to contribute significantly to the efforts to achieve our new mid-term strategic goals.

2. Consolidated Operating Results

Consolidated Operating Results for the Three Months Ended June 30, 2013 (“this three-month period”), Compared to the Three Months Ended June 30, 2012 (“the same period of the prior year”)

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales	211,276	179,021	32,255	18.0%
Operating income	18,080	22,183	(4,103)	(18.5)%
Income before income taxes	17,399	18,334	(935)	(5.1)%
Net income attributable to Nidec Corporation	13,359	13,282	77	0.6%

Consolidated net sales increased 18.0% to ¥211,276 million for this three-month period compared to the same period of the prior year. Operating income decreased 18.5% to ¥18,080 million for this three-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this three-month period was 8.6%. The average exchange rate between the Japanese yen and the U.S. dollar for this three-month period was ¥98.76 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥18.56, or approximately 23%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this three-month period was ¥128.95 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥26.04, or approximately 25%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥29,900 million and ¥4,300 million, respectively, for this three-month period compared to the same period of the prior year.

Income before income taxes decreased 5.1% to ¥17,399 million for this three-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased to ¥13,359 million for this three-month period compared to the same period of the prior year, after net income attributable to Nidec Corporation declined for each of the two quarters ended March 31, 2013 on a year over year basis.

Operating Results by Product Category for This Three-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	87,815	89,131	(1,316)	(1.5)%
Hard disk drives spindle motors	46,598	48,442	(1,844)	(3.8)%
Other small precision motors	41,217	40,689	528	1.3%
Operating income of small precision motors	12,046	17,825	(5,779)	(32.4)%

Net sales of small precision motors decreased 1.5% to ¥87,815 million for this three-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥14,700 million for this three-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this three-month period decreased ¥1,844 million, or 3.8%, compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 18% compared to the same period of the prior year. The average unit price of spindle motors for HDDs on a Japanese yen basis for this three-month period increased approximately 17% compared to the same period of the prior year mainly due to the positive impact of the approximately 23% depreciation of the Japanese yen against the U.S. dollar, which was partially offset by an approximately 5% decrease in the average unit price on a U.S. dollar basis.

The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this three-month period decreased approximately 15% and 20%, respectively, compared to the same period of the prior year. The average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs on a U.S. dollar basis for this three-month period decreased approximately 3% and 7%, respectively, compared to the same period of the prior year. Net sales of spindle motors for 3.5-inch HDDs for this three-month period increased approximately 2% compared to the same period of the prior year, while net sales of spindle motors for 2.5-inch HDDs for this three-month period decreased approximately 8% compared to the same period of the prior year.

Net sales of other small precision motors for this three-month period increased ¥528 million, or 1.3%, compared to the same period of the prior year. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this three-month period increased compared to the same period of the prior year, while sales of other small precision motors at Nidec Sankyo Corporation decreased compared to the same period of the prior year.

Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for this three-month period remained at the same level compared to the same period of the prior year. This was mainly due to the 23% depreciation of the Japanese yen against the U.S. dollar, despite an approximately 14% decrease in the number of units sold and an approximately 5% decrease in the average unit price on a U.S. dollar basis.

Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this three-month period increased approximately 20% compared to the same period of the prior year. This was mainly due to the depreciation of the Japanese yen against the U.S. dollar and an 8% increase in the average unit price on a U.S. dollar basis for this three-month period compared to the same period of the prior year, despite a 10% decrease in the number of units sold.

Operating income of small precision motors decreased 32.4% to ¥12,046 million for this three-month period compared to the same period of the prior year. This decrease was mainly due to the decrease in sales as well as the gain from insurance relating to the Thai flooding which was recorded for the three months ended June 30, 2012, but which was nil for this three-month period.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	84,064	53,973	30,091	55.8%
Appliance, commercial and industrial products	58,112	31,970	26,142	81.8%
Automotive products	25,952	22,003	3,949	17.9%
Operating income of automotive, appliance, commercial and industrial products	4,515	2,728	1,787	65.5%

Net sales of automotive, appliance, commercial and industrial products increased 55.8% to ¥84,064 million for this three-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this three-month period increased 81.8% compared to the same period of the prior year primarily due to approximately ¥17,700 million of aggregate sales at Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation, which were newly consolidated in the middle of the three months ended June 30, 2012 or thereafter, and the 23% depreciation of the Japanese yen against the U.S. dollar.

Net sales of automotive products for this three-month period increased 17.9% compared to the same period of the prior year. This was primarily as a result of the commencement of mass-production of new product models and the depreciation of the Japanese yen against the U.S. dollar. Within the automotive products category, sales of automotive motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for this three-month period increased compared to the same period of the prior year mainly as a result of the commencement of mass-production of new product models.

The depreciation of the Japan yen against other currencies had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥10,300 million for this three-month period compared to the same period of the prior year.

Operating income of automotive, appliance, commercial and industrial products increased 65.5% to ¥4,515 million for this three-month period compared to the same period of the prior year mainly due to the increase in sales of new product models, the impact of the newly consolidated subsidiaries and the depreciation of the Japanese yen against the U.S. dollar.

Machinery-

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	19,929	15,704	4,225	26.9%
Operating income of machinery	3,281	1,902	1,379	72.5%

Net sales of machinery increased 26.9% to ¥19,929 million for this three-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots and card readers at Nidec Sankyo Corporation and sales of press machines at Nidec Minster Corporation.

Operating income of machinery increased 72.5% to ¥3,281 million for this three-month period compared to the same period of the prior year mainly due to the sales increase and the positive effect of the measures to streamline our business structure.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	17,511	18,470	(959)	(5.2)%
Operating income (loss) of electronic and optical components	(281)	1,174	(1,455)	-

Net sales of electronic and optical components decreased 5.2% to ¥17,511 million for this three-month period compared to the same period of the prior year. This decrease was primarily attributable to lower sales at Nidec Copal Corporation due to the declining digital camera market, partially offset by increases in sales of new products at Nidec Sankyo Corporation and sales of such products as components for industrial equipment, household equipment and disaster-prevention equipment at Nidec Copal Electronics Corporation.

We recorded ¥281 million of operating loss on electronic and optical components for this three-month period.

Other products-

			Yen in millions
	Three months ended June 30, 2013	Three months ended June 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,957	1,743	214	12.3%
Operating income of other products	175	213	(38)	(17.8)%

Net sales of other products increased 12.3% to ¥1,957 million for this three-month period compared to the same period of the prior year, while operating income of other products decreased 17.8% to ¥175 million for this three-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended June 30, 2013 (“this 1Q”), Compared to the Three Months Ended March 31, 2013 (“the previous 4Q”)

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales	211,276	186,060	25,216	13.6%
Operating income (loss)	18,080	(25,399)	43,479	-
Income (loss) before income taxes	17,399	(24,409)	41,808	-
Net income (loss) attributable to Nidec Corporation	13,359	(19,095)	32,454	-

Consolidated net sales increased 13.6% to ¥211,276 million for this 1Q compared to the previous 4Q, our record-high quarterly net sales exceeding ¥200,000 million for the first time in our history. We recorded operating income of ¥18,080 million for this 1Q, an increase of ¥43,479 million compared to the previous 4Q, mainly due to the increased net sales and the positive impact of the measures to streamline our business structure, after operating income declined for each of the two quarters ended March 31, 2013 on a quarter on quarter basis. The average exchange rate between the Japanese yen and the U.S. dollar for this 1Q was ¥98.76 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥6.34, or approximately 7%, compared to the previous 4Q. The average exchange rate between the Japanese yen and the Euro for this 1Q was ¥128.95 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥6.91, or approximately 6%, compared to the previous 4Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥10,500 million as well as on our operating income of approximately ¥1,400 million for this 1Q compared to the previous 4Q.

Income before income taxes was ¥17,399 million for this 1Q. Net income attributable to Nidec Corporation was ¥13,359 million for this 1Q. Net income attributable to Nidec Corporation increased for this 1Q quarter on quarter after declining for each of the three quarters ended March 31, 2013 on a quarter on quarter basis.

Operating Results by Product Category for This 1Q Compared to the Previous 4Q

Small precision motors-

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	87,815	76,759	11,056	14.4%
Hard disk drives spindle motors	46,598	39,887	6,711	16.8%
Other small precision motors	41,217	36,872	4,345	11.8%
Operating income (loss) of small precision motors	12,046	(11,943)	23,989	-

Net sales of small precision motors increased 14.4% to ¥87,815 million for this 1Q compared to the previous 4Q mainly due to an increase in sales of spindle motors for HDDs. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥4,500 million on the net sales of small precision motors for this 1Q compared to the previous 4Q.

Net sales of spindle motors for HDDs for this 1Q increased ¥6,711 million, or 16.8%, compared to the previous 4Q. The number of units sold of spindle motors for HDDs for this 1Q increased approximately 16% compared to the previous 4Q. The average unit price of spindle motors for HDDs on a Japanese yen basis for this 1Q increased approximately 1% compared to the previous 4Q mainly due to the 7% depreciation of the Japanese yen against the U.S. dollar, which was partially offset by an approximately 6% decrease in the average unit price on a U.S. dollar basis. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 1Q increased approximately 23% and 8%, respectively, compared to the previous 4Q. Sales of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 1Q increased approximately 24% and 10%, respectively, compared to the previous 4Q.

Net sales of other small precision motors for this 1Q increased ¥4,345 million, or 11.8%, compared to the previous 4Q. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for this 1Q increased approximately 20% compared to the previous 4Q mainly due to an approximately 15% increase in the number of units sold and the approximately 7% depreciation of the Japanese yen against the U.S. dollar, which were partially offset by an approximately 3% decrease in the average unit price on a U.S. dollar basis. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this 1Q increased approximately 15% compared to the previous 4Q mainly due to an approximately 8% increase in the number of units sold and the 7% depreciation of the Japanese yen against the U.S. dollar, with the average unit price on a U.S. dollar basis remaining almost unchanged.

Operating income of small precision motors increased to ¥12,046 million for this 1Q compared to the previous 4Q. This was mainly due to the sales increase and the positive effect of the measures to streamline our business structure.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	84,064	74,226	9,838	13.3%
Appliance, commercial and industrial products	58,112	50,836	7,276	14.3%
Automotive products	25,952	23,390	2,562	11.0%
Operating income (loss) of automotive, appliance, commercial and industrial products	4,515	(2,990)	7,505	-

Net sales of automotive, appliance, commercial and industrial products increased 13.3% to ¥84,064 million for this 1Q compared to the previous 4Q.

Net sales of appliance, commercial and industrial products for this 1Q increased 14.3% compared to the previous 4Q mainly due to increases in sales of motors for air conditioning equipment at Nidec Motor Corporation and Nidec Techno Motor Corporation as well as an increase in sales at Nidec Kinetek Corporation.

Net sales of automotive products for this 1Q increased 11.0% compared to the previous 4Q. This increase was mainly due to the commencement of mass-production of new product models of automotive motors for electric power steering and other products at Nidec Corporation and its direct-line subsidiaries.

The depreciation of the Japanese yen against other currencies had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥4,300 million for this 1Q compared to the previous 4Q.

Operating income of automotive, appliance, commercial and industrial products increased to ¥4,515 million for this 1Q compared to the previous 4Q mainly due to the increased sales, our cost reduction efforts and the positive effect of the measures to streamline our business structure.

Machinery-

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	19,929	17,027	2,902	17.0%
Operating income of machinery	3,281	910	2,371	260.5%

Net sales of machinery increased 17.0% to ¥19,929 million for this 1Q compared to the previous 4Q mainly due to an increase in sales of LCD panel handling robots and card readers at Nidec Sankyo Corporation and power transmission equipment at Nidec-Shimpo Corporation.

Operating income of machinery increased to ¥3,281 million from the previous 4Q mainly due to the sales increase and the positive effect on the measures to streamline our business structure.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	17,511	15,704	1,807	11.5%
Operating income (loss) of electronic and optical components	(281)	(9,454)	9,173	-

Net sales of electronic and optical components increased 11.5% to ¥17,511 million for this 1Q compared to the previous 4Q mainly due to an increase in sales at Nidec Copal Electronics Corporation.

Operating loss of electronic and optical components decreased to ¥281 million for this 1Q compared to the previous 4Q. The lower loss was mainly due to the increase in sales and the positive effect of the measures to streamline our business structure.

Other products-

			Yen in millions
	Three months ended June 30, 2013	Three months ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,957	2,344	(387)	(16.5)%
Operating income of other products	175	219	(44)	(20.1)%

Net sales of other products decreased 16.5% to ¥1,957 million for this 1Q compared to the previous 4Q, and operating income of other products also decreased 20.1% to ¥175 million for this 1Q compared to the previous 4Q.

(2) Financial Position

	As of June 30, 2013	As of March 31, 2013	Increase or decrease
Total assets (million)	¥1,065,922	¥1,004,852	¥61,070
Total liabilities (million)	586,541	551,385	35,156
Nidec Corporation shareholders’ equity (million)	440,791	415,502	25,289
Interest-bearing debt (million) *1	327,596	312,697	14,899
Net interest-bearing debt (million) *2	¥113,457	¥119,277	¥(5,820)
Debt ratio (%) *3	30.7	31.1	(0.4)
Debt to equity ratio (“D/E ratio”) (times) *4	0.74	0.75	(0.01)
Net D/E ratio (times) *5	0.26	0.29	(0.03)
Nidec Corporation shareholders' equity to total assets (%)	41.4	41.3	0.1

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥61,100 million to ¥1,065,922 million as of June 30, 2013 compared to March 31, 2013. The increase was mainly due to an increase of approximately ¥20,700 million in cash and cash equivalents, an increase of approximately ¥15,400 million in trade accounts receivable, and an increase of approximately ¥8,400 million in inventories.

Total liabilities increased approximately ¥35,200 million to ¥586,541 million as of June 30, 2013 compared to March 31, 2013. Our short-term borrowings increased approximately ¥19,200 million to approximately ¥52,000 million as of June 30, 2013 compared to March 31, 2013. Our current portion of long-term debt increased approximately ¥1,700 million to approximately ¥135,300 million as of June 30, 2013 compared to March 31, 2013. On the other hand, our long-term debt decreased approximately ¥6,000 million to approximately ¥140,300 million as of June 30, 2013 compared March 31, 2013.

Our net interest-bearing debt decreased approximately ¥5,800 million to approximately ¥113,500 million as of June 30, 2013 compared to March 31, 2013. Our debt ratio decreased to 30.7% as of June 30, 2013 from 31.1% as of March 31, 2013. Our debt to equity ratio was 0.74 as of June 30, 2013 compared to 0.75 as of March 31, 2013. Our net debt to equity ratio was 0.26 as of June 30, 2013 compared to 0.29 as of March 31, 2013.

Nidec Corporation shareholders’ equity increased approximately ¥25,300 million to ¥440,791 million as of June 30, 2013 compared to March 31, 2013. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in positive foreign currency translation adjustments of approximately ¥19,700 million as of June 30, 2013 compared to March 31, 2013 and an increase in retained earnings of approximately ¥8,000 million as of June 30, 2013 compared to March 31, 2013. On the other hand, our repurchases of shares of common stock (representing 0.35% of our issued shares) in the three months ended June 30, 2013 resulted in an approximately ¥2,700 million decrease in Nidec Corporation shareholders’ equity. Nidec Corporation shareholders' equity to total assets increased to 41.4% as of June 30, 2013 from 41.3% as of March 31, 2013.

Overview of Cash Flow-

	Yen in millions
	For the Three months ended June 30		Increase or decrease
	2013	2012
Net cash provided by operating activities	¥18,072	¥16,848	¥1,224
Net cash used in investing activities	(8,804)	(54,993)	46,189
Free cash flow *1	9,268	(38,145)	47,413
Net cash provided by financing activities	¥1,714	¥32,401	¥(30,687)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the three months ended June 30, 2013 (“this three-month period”) were a net cash inflow of ¥18,072 million. Compared to the three months ended June 30, 2012 (“the same period of the previous year”), our cash inflow from operating activities for this three-month period increased approximately ¥1,200 million. The increase reflected an increase of approximately ¥16,600 million in operating assets and an increase of approximately ¥14,100 million in operating liabilities.

Cash flows from investing activities for this three-month period were a net cash outflow of ¥8,804 million. Compared to the same period of the previous year, our net cash outflow to investing activities for this three-month period decreased approximately ¥46,200 million mainly due to a decrease in acquisitions of business, net of cash acquired, of approximately ¥42,300 million and a decrease in additional purchases of property, plant and equipment of approximately ¥4,400 million.

As a result, we had a positive free cash flow of ¥9,268 million for this three-month period compared to a negative free cash flow of ¥38,145 million for the same period of the previous year.

Cash flows from financing activities for this three-month period were a net cash inflow of ¥1,714 million. Compared to the same period of the previous year, our net cash inflow from financing activities for this three-month period decreased approximately ¥30,700 million. We had a net decrease in short-term borrowings of approximately ¥38,300 million and an increase in repayments of long-term debt of approximately ¥7,600 million for this three-month period compared to the same period of the previous year, which were partially offset by a decrease in repurchases of treasury stock of approximately ¥14,100 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of June 30, 2013 was ¥214,139 million, an increase of approximately ¥20,700 million from March 31, 2013.

(3) Business Forecasts for the Fiscal Year ending March 31, 2014

Net sales and operating and net income for the three months ended June 30, 2013 exceeded our expectations at the beginning of the period.  Therefore, we have decided to revise upward our previously announced financial performance forecasts, in most part, to the extent that our net sales and operating and net income for the three months ended June 30, 2013 exceeded our expectations at the beginning of the period.  Accordingly, we have revised upward our previously announced financial performance forecasts for the six months ending September 30, 2013 and the fiscal year ending March 31, 2014, as follows:

Forecast of consolidated results for the fiscal year ending March 31, 2014

Net sales	¥820,000 million	(Up 15.6% from the previous fiscal year)
Operating income	¥75,000 million	(Up 325.5% from the previous fiscal year)
Income before income taxes	¥73,000 million	(Up 443.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥53,500 million	(Up 568.9% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2013

Net sales	¥400,000 million	(Up 13.1% from the same period of the previous fiscal year)
Operating income	¥35,000 million	(Down 16.1% from the same period of the previous fiscal year)
Income before income taxes	¥34,000 million	(Down 7.0% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥24,500 million	(Down 6.5% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥95 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the statutory income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2013, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on our consolidated financial position, results of operations and liquidity.

As of April 1, 2013, we adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have material impact on our consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure and other adjustments, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Nidec Sankyo Corporation, Ansaldo Sistemi Industriali S.p.A., Avtron Industrial Automation Inc., Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., SCD Co., Ltd. and Kinetek Group Inc., (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations, and (vii) direct and indirect impact of the floods in Thailand.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	June 30, 2013		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥214,139		¥193,420		¥20,719
Trade notes receivable	11,561		10,479		1,082
Trade accounts receivable	164,051		148,606		15,445
Inventories:
Finished goods	47,295		42,599		4,696
Raw materials	32,590		30,839		1,751
Work in progress	25,353		23,526		1,827
Supplies and other	3,030		2,862		168
Other current assets	51,611		48,359		3,252
Total current assets	549,630	51.6	500,690	49.8	48,940

Investments and advances:
Marketable securities and other securities investments	16,170		15,900		270
Investments in and advances to affiliated companies	1,427		1,246		181
Total investments and advances	17,597	1.6	17,146	1.7	451

Property, plant and equipment:
Land	43,408		43,523		(115)
Buildings	164,389		159,270		5,119
Machinery and equipment	343,056		330,425		12,631
Construction in progress	20,466		21,837		(1,371)
Sub-total	571,319	53.6	555,055	55.2	16,264
Less - Accumulated depreciation	(287,702)	(27.0)	(277,078)	(27.5)	(10,624)
Total property, plant and equipment	283,617	26.6	277,977	27.7	5,640
Goodwill	137,241	12.9	132,893	13.2	4,348
Other non-current assets	77,837	7.3	76,146	7.6	1,691
Total assets	¥1,065,922	100.0	¥1,004,852	100.0	¥61,070

Liabilities and Equity

	Yen in millions
	June 30, 2013		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥52,024		¥32,798		¥19,226
Current portion of long-term debt	135,299		133,628		1,671
Trade notes and accounts payable	151,332		134,165		17,167
Accrued expenses	32,485		31,854		631
Other current liabilities	32,726		32,432		294
Total current liabilities	403,866	37.9	364,877	36.3	38,989

Long-term liabilities:
Long-term debt	140,273		146,271		(5,998)
Accrued pension and severance costs	19,108		19,235		(127)
Other long-term liabilities	23,294		21,002		2,292
Total long-term liabilities	182,675	17.1	186,508	18.6	(3,833)

Total liabilities	586,541	55.0	551,385	54.9	35,156

Equity:
Common stock	66,551	6.3	66,551	6.6	-
Additional paid-in capital	70,631	6.6	70,518	7.0	113
Retained earnings	330,622	31.0	322,650	32.1	7,972

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	32,192		12,473		19,719
Net unrealized gains and losses on securities	1,615		1,187		428
Net gains and losses on derivative instruments	(90)		242		(332)
Pension liability adjustments	(1,022)		(1,112)		90
Total accumulated other comprehensive income (loss)	32,695	3.1	12,790	1.3	19,905

Treasury stock, at cost	(59,708)	(5.6)	(57,007)	(5.7)	(2,701)
Total Nidec Corporation shareholders’ equity	440,791	41.4	415,502	41.3	25,289
Noncontrolling interests	38,590	3.6	37,965	3.8	625
Total equity	479,381	45.0	453,467	45.1	25,914
Total liabilities and equity	¥1,065,922	100.0	¥1,004,852	100.0	¥61,070

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Yen in millions
	Three months ended June 30				Increase or decrease		Year ended March 31, 2013
	2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥211,276	100.0	¥179,021	100.0	¥32,255	18.0	¥709,270	100.0
Cost of products sold	164,645	77.9	137,690	76.9	26,955	19.6	572,605	80.7
Selling, general and administrative expenses	19,251	9.1	11,648	6.5	7,603	65.3	84,760	12.0
Research and development expenses	9,300	4.4	7,500	4.2	1,800	24.0	34,278	4.8
Operating expenses	193,196	91.4	156,838	87.6	36,358	23.2	691,643	97.5
Operating income	18,080	8.6	22,183	12.4	(4,103)	(18.5)	17,627	2.5

Other income (expenses):
Interest and dividend income	537		524		13		1,831
Interest expenses	(434)		(118)		(316)		(679)
Foreign exchange gain (loss), net	(400)		(4,492)		4,092		(2,973)
Gain (loss) from marketable securities, net	243		0		243		(87)
Other, net	(627)		237		(864)		(2,292)
Total	(681)	(0.4)	(3,849)	(2.2)	3,168	-	(4,200)	(0.6)
Income before income taxes	17,399	8.2	18,334	10.2	(935)	(5.1)	13,427	1.9
Income taxes	(3,671)	(1.7)	(4,474)	(2.4)	803	-	(6,568)	(0.9)
Equity in net income (loss) of affiliated companies	7	0.0	19	0.0	(12)	(63.2)	13	0.0
Consolidated net income	13,735	6.5	13,879	7.8	(144)	(1.0)	6,872	1.0
Less: Net income attributable to noncontrolling interests	(376)	(0.2)	(597)	(0.4)	221	-	1,126	0.1
Net income attributable to Nidec Corporation	¥13,359	6.3	¥13,282	7.4	¥77	0.6	¥7,998	1.1

Note:

Pursuant to ASC 805 “Business Combinations,” results of operations for the three months ended June 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Minster Corporation and Nidec ASI S.p.A. completed in the second half of previous year.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30		Increase or		Year ended
	2013	2012	decrease		March 31, 2013
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥13,735	¥13,879	¥(144)	(1.0)	¥6,872
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	20,395	(13,555)	33,950	-	61,964
Net unrealized gains and losses on securities	470	(1,477)	1,947	-	151
Net gains and losses on derivative instruments	(332)	(232)	(100)	-	169
Pension liability adjustments	88	6	82	-	(433)
Total	20,621	(15,258)	35,879	-	61,851
Total comprehensive income (loss)	34,356	(1,379)	35,735	-	68,723
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,092)	312	(1,404)	-	(467)
Comprehensive income (loss) attributable to Nidec Corporation	¥33,264	¥(1,067)	¥34,331	-	¥68,256

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2013
	2013	2012

Consolidated net income	¥13,735	¥13,879	¥(144)	¥6,872
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,366	8,804	2,562	39,691
(Gain) loss from marketable securities, net	(243)	0	(243)	87
Loss (gain) on sales, disposal or impairment of property, plant and equipment	84	(87)	171	10,300
Loss recovery and gain on property, plant and equipment damaged in flood	-	(1,863)	1,863	(4,027)
Deferred income taxes	207	(3,655)	3,862	(12,049)
Equity in net income of affiliated companies	(7)	(19)	12	(13)
Foreign currency adjustments	(1,262)	1,706	(2,968)	1,744
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(11,761)	2,612	(14,373)	53,221
(Increase) decrease in inventories	(5,069)	(2,842)	(2,227)	14,090
Increase (decrease) in notes and accounts payable	12,071	(81)	12,152	(1,257)
Decrease in accrued income taxes	(1,234)	(3,193)	1,959	(7,263)
Other	185	1,587	(1,402)	8,890
Net cash provided by operating activities	18,072	16,848	1,224	110,286

Cash flows from investing activities:
Additions to property, plant and equipment	(11,294)	(15,688)	4,394	(61,368)
Proceeds from sales of property, plant and equipment	554	262	292	1,036
Insurance proceeds related to property, plant and equipment damaged in flood	2,312	-	2,312	880
Purchases of marketable securities	(3)	(3)	0	(147)
Proceeds from sales or redemption of marketable securities	545	0	545	692
Acquisitions of business, net of cash acquired	-	(42,292)	42,292	(79,884)
Other	(918)	2,728	(3,646)	4,937
Net cash used in investing activities	(8,804)	(54,993)	46,189	(133,854)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	18,202	56,453	(38,251)	(52,199)
Proceeds from issuance of long-term debt	-	-	-	71,307
Repayments of long-term debt	(7,967)	(353)	(7,614)	(12,392)
Proceeds from issuance of corporate bonds	-	-	-	100,000
Purchases of treasury stock	(2,701)	(16,836)	14,135	(31,277)
Dividends paid to shareholders of Nidec Corporation	(5,387)	(6,158)	771	(12,125)
Dividends paid to noncontrolling interests	(432)	(665)	233	(1,421)
Other	(1)	(40)	39	(776)
Net cash provided by financing activities	1,714	32,401	(30,687)	61,117

Effect of exchange rate changes on cash and cash equivalents	9,737	(5,356)	15,093	25,581
Net increase (decrease) in cash and cash equivalents	20,719	(11,100)	31,819	63,130
Cash and cash equivalents at beginning of period	193,420	130,290	63,130	130,290
Cash and cash equivalents at end of period	¥214,139	¥119,190	¥94,949	¥193,420

4. Supplementary Information (Three months ended June 30, 2013) (unaudited)

(1)Information by Product Category

	Yen in millions
	Three months ended June 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥87,815	¥84,064	¥19,929	¥17,511	¥1,957	¥211,276	¥-	¥211,276
Intersegment	238	114	1,593	55	1,326	3,326	(3,326)	-
Total	88,053	84,178	21,522	17,566	3,283	214,602	(3,326)	211,276
Operating expenses	76,007	79,663	18,241	17,847	3,108	194,866	(1,670)	193,196
Operating income (loss)	¥12,046	¥4,515	¥3,281	¥(281)	¥175	¥19,736	¥(1,656)	¥18,080

	Yen in millions
	Three months ended June 30, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥89,131	¥53,973	¥15,704	¥18,470	¥1,743	¥179,021	¥-	¥179,021
Intersegment	183	97	1,695	57	1,496	3,528	(3,528)	-
Total	89,314	54,070	17,399	18,527	3,239	182,549	(3,528)	179,021
Operating expenses	71,489	51,342	15,497	17,353	3,026	158,707	(1,869)	156,838
Operating income	¥17,825	¥2,728	¥1,902	¥1,174	¥213	¥23,842	¥(1,659)	¥22,183

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. The product category has been renamed from “General motors” to “Automotive, appliance, commercial and industrial products.” This category includes automotive components which were previously included in “Others” product category. As a result, we have reclassified the results of automotive components for the three months ended June 30, 2012.

4. Motor applications that were previously included in “Electronic and optical components” product category have been reclassified to “Small precision motors” product category. As a result, we have reclassified the results of the motor applications for the three months ended June 30, 2012.

 (2) Sales by Geographic Segment

	Yen in millions
	Three months ended June 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥53,751	25.4	¥56,862	31.8	¥(3,111)	(5.5)
U.S.A	38,482	18.2	22,713	12.7	15,769	69.4
Singapore	15,600	7.4	17,237	9.6	(1,637)	(9.5)
Thailand	22,994	10.9	22,520	12.6	474	2.1
Philippines	5,380	2.6	4,931	2.7	449	9.1
China	46,347	21.9	39,561	22.1	6,786	17.2
Others	28,722	13.6	15,197	8.5	13,525	89.0
Total	¥211,276	100.0	¥179,021	100.0	¥32,255	18.0

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(3) Sales by Region

	Yen in millions
	Three months ended June 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥38,761	18.3	¥23,281	13.0	¥15,480	66.5
Asia	108,803	51.5	97,040	54.2	11,763	12.1
Europe	24,204	11.5	13,676	7.6	10,528	77.0
Others	2,566	1.2	1,557	0.9	1,009	64.8
Overseas sales total	174,334	82.5	135,554	75.7	38,780	28.6
Japan	36,942	17.5	43,467	24.3	(6,525)	(15.0)
Consolidated total	¥211,276	100.0	¥179,021	100.0	¥32,255	18.0

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March31, 2013
	2013	2012

Net sales	¥211,276	¥179,021	18.0%
Operating income	18,080	22,183	(18.5)%
Ratio of operating income to net sales	8.6%	12.4%
Income from continuing operations before income taxes	17,399	18,334	(5.1)%
Ratio of income from continuing operations before income taxes to net sales	8.2%	10.2%
Net income attributable to Nidec Corporation	13,359	13,282	0.6%
Ratio of net income attributable to Nidec Corporation to net sales	6.3%	7.4%
Net income attributable to Nidec Corporation per share-basic	¥99.56	¥97.99
Net income attributable to Nidec Corporation per share-diluted	¥92.93	¥91.53

Total assets	¥1,065,922	¥848,937		¥1,004,852
Nidec Corporation shareholders’ equity	440,791	346,295		415,502
Nidec Corporation shareholders’ equity to total assets	41.4%	40.8%		41.3%
Nidec Corporation shareholders’ equity per share	¥3,285.06	¥2,580.07		¥3,085.07

Net cash provided by operating activities	¥18,072	¥16,848		¥110,286
Net cash used in investing activities	(8,804)	(54,993)		(133,854)
Net cash provided by financing activities	1,714	32,401		61,117
Cash and cash equivalents at end of period	¥214,139	¥119,190		¥193,420

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	232
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2013	Change from June 30, 2012
Number of companies newly consolidated:	1	56
Number of companies excluded from consolidation:	1	5
Number of companies newly accounted for by the equity method:	-	3
Number of companies excluded from accounting by the equity method:	-	-